U.S. Securities and Exchange Commission
                              Washington, DC 20549

                         NOTICE OF EXEMPT SOLICITATION

1. Name of the Registrant:

                               CENTURYLINK, INC.
___________________________________________________________________________

2.  Name of the person relying on exemption:

                        ASSOCIATION OF US WEST RETIREES
___________________________________________________________________________

3. Address of the person relying on exemption:

                  1833 E. GARY STREET   MESA, AZ   85203-4510
___________________________________________________________________________

4. Written materials. Attach written materials required to be submitted pursuant to Rule 14a6(g)(1):


                        ASSOCIATION OF US WEST RETIREES
                    1833 E. GARY STREET, MESA, AZ 85203-4510

                                                                     April 2012

DEAR FELLOW CENTURYLINK SHAREOWNER:

We urge you to VOTE FOR an important shareholder resolution on CenturyLink's proxy card for the upcoming Annual Meeting scheduled for May 23 at the corporate headquarters in Monroe, Louisiana.

         ITEM 5(B): VOTE FOR PERFORMANCE-BASED RESTRICTED STOCK PROPOSAL

The shareholder proposal urges the Board of Directors "to adopt a policy whereby future grants of long-term incentive awards to senior executive officers in the form of Performance-Based Restricted Shares will vest and become payable only if Total Shareholder Return equals or exceeds the median performance of the company peer index selected by the Board."

Currently, senior executives can receive large payouts for stock price performance that exceeds only the bottom 25 percent of companies in the S&P 500 peer index. WE BELIEVE PERFORMANCE SHARES SHOULD VEST AND PAY OUT ONLY IF STOCK PERFORMANCE IS EQUAL TO OR EXCEEDS 50% OF THE S&P 500 PEER INDEX.

While we commend the Board for tying a substantial portion of long-term equity compensation to the relative performance of CenturyLink's stock, we believe the current performance bar is set unreasonably low. What CenturyLink calls "performance-based" equity is what golfers call a "gimme," in our view.

Each year the Company's senior executive officers receive restricted stock awards with a potential payout between four and seven times base salary. These equity grants are divided equally between "time-based" and "performance-based" restricted shares and vest over a three-year performance cycle.

The problem is that the performance-based shares pay out at 50% of Target for relative total shareholder return (TSR) as low as the bottom 25th percentile among S&P 500 companies. At the 25th percentile, stock returns could be negative and the performance shares would still pay out at levels exceeding base salary. We believe this does not adequately align pay with shareholder interests.

For example, CEO Glen Post's Target Award for the 2011-2014 performance share cycle is 52,707 shares valued at $2.5 million. Mr. Post will receive 50% of Target even if the Company's TSR is outperformed by 75% of the companies in the S&P 500 - which is bottom quartile performance (2012 Proxy, p. 50). At the high end, Mr. Post could receive 200% of Target (105,414 shares) if CenturyLink ranks among the top 125 (above 75th percentile) at the end of each performance cycle.

Performance-Based Restricted Shares should not vest or pay out, we believe, unless CenturyLink's total shareholder return is at least equal to or above the median relative to the S&P 500 (or other peer index selected by the Board).
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A 50% payout for performance at or near the bottom quartile seems particularly unjustified, in our view, because senior executives receive the other half of their long-term "incentive compensation" in time-based restricted stock. This restricted stock vests after three years regardless of performance.
Although justified as a retention incentive, the three-year tenure restriction is also waived - and the restricted stock vests immediately - if the executive is terminated without cause or resigns with "good reason." Included are terminations within three years after a change in control, or terminations due to retirement, death, or disability (2012 Proxy, pp. 40, 57).

We believe the structure of CenturyLink's long-term equity compensation is indicative of the Company's pay practices. Even if the CEO's total compensation opportunity is justified, in our view shareholder interests are not well-served by combining non-demanding equity performance hurdles with what we believe to be overly-generous severance payments:

GOLDEN PARACHUTES: In the event of termination after a change in control, both performance-based and time-based restricted shares vest immediately and the three-year performance requirement is waived. For the CEO, this is in addition to a lump sum payout equal to three times his base salary and bonus (two times cash compensation for other senior executives), plus continued full health and welfare benefits for three years. If CEO Post terminates after a change in control, he is eligible to receive an estimated $25.9 million, more than TEN TIMES his 2011 base salary plus short-term bonus (2012 Proxy, p. 58).

PENSION PARACHUTES: In addition, if terminated after a change in control, senior executives receive a "pension parachute" granting additional years of age and service credit with respect to qualified and non-qualified pension plans. The CEO receives three years additional credit and other senior executives receive two years (2012 Proxy, pp. 40, 57).

GOLDEN COFFINS: Upon termination of employment due to death, CEO Post would receive a projected $18.5 million over and above any already-vested pension or deferred compensation. Nearly all of this ($17.3 million) results from the accelerated vesting of performance-based and time-based restricted stock grants (2012 Proxy, p. 58).

We acknowledge that earlier this year the Board adopted a policy that requires shareholder approval of future senior executive severance agreements that provide cash payments and perquisites with a total value greater than 2.99 times the executive's base salary plus target bonus (2012 Proxy, p. 41). While this is a very positive step, it remains to be seen whether the value of waiving performance conditions associated with time-based and performance-based equity will be counted in determining if shareholders will get a chance to express their view about whether the total cost of executive severance packages are excessive.

We hope you will join us and VOTE YOUR SHARES FOR ITEM 5(B).

Sincerely yours,

Mary "Mimi" Hull
President
Mm5hull@msn.com

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Please note that the cost of this letter is being borne entirely by the retiree organizations affiliated with the Association of US West Retirees. This letter is not a solicitation. Do not return proxy cards to the Association.
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